Healthcare Merger Corp.

623 Fifth Avenue, 14th Floor

New York, NY 10022

VIA EDGAR

September 23, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Re:	Healthcare Merger Corp.

Registration Statement on Form S-4

Filed August 18, 2020

File No. 333-248097

Dear Mr. Gabor:

Healthcare Merger Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 14, 2020, regarding the Registration Statement on Form S-4 submitted to the Commission on August 18, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 1. Amendment No. 1 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Form S-4 Filed August 18, 2020

Specialists On Call, Inc., page 21

1.	Please disclose the basis for your disclosure that SOC Telemed is a “leading provider” of acute care telemedicine services and technology.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment. See pages 21, 129, 177 and 193 of Amendment No. 1.

Our business, financial condition and results of operations have been and may continue to be adversely impacted by the COVID-19..., page 41

2.	Please expand this risk factor to specifically describe the impact of the COVID-19 pandemic on your utilization levels for your teleNeurology and telePsychiatry solutions.

Response: The Company respectfully advises the Staff that it has revised the risk factor disclosure starting on page 41 and the disclosure on page 194 of Amendment No. 1 in response to the Staff’s comment.

Mr. Jeffrey Gabor

September 23, 2020

No Survival, page 111

3.	We note your disclosure that none of the representations and warranties contained in the Merger Agreement will survive the effective time of the Merger. Please include appropriate risk factor disclosure.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 71 of Amendment No. 1 in response to the Staff’s comment.

Background of the Business Combination, page 122

4.	With reference to the first paragraph on page 124 and elsewhere, please revise to explain in greater detail the due diligence and evaluation materials provided by SOC Telemed to your management.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 121-128 of Amendment No. 1 in response to the Staff’s comment.

5.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:
●	the material terms for any proposals and subsequent proposals and counter offers; and
●	at what point other strategic alternatives were eliminated from consideration.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 121-128 of Amendment No. 1 in response to the Staff’s comment.

HCMC Board of Directors’ Reasons for the Business Combination, page 128

6.	We note your disclosure on page 129 that the board of directors determined not to obtain a fairness opinion. Please describe the substantive factors considered by the board in determining that the Merger Agreement was “fair” to shareholders, as disclosed on page 131.

Response: The Company respectfully advises the staff that, while the HCMC Board determined not to obtain a fairness opinion in connection with the approval of the Business Combination, the determination that the Staff references – that the Merger Agreement was “fair” to shareholders – was a determination made by the SOC Telemed board of directors (rather than the HCMC Board). In an effort to clarify this point and in response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 68-69 of Amendment No. 1 to add appropriate risk factor and question and answer disclosures.

Mr. Jeffrey Gabor

September 23, 2020

7.	Please expand your disclosure to provide the basis for management’s belief that SOC Telemed provided the most attractive potential business combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 129-130 of Amendment No. 1 in response to the Staff’s comment.

Overview, page 176

8.	We note the disclosure at the top of page 177 that SOC Telemed’s clients may also choose to license the Telemed IQ platform as a stand-alone software-as-a-service (SaaS) solution. Please revise to disclose if a material portion of SOC Telemed’s revenues have been from such licenses, and if a material amount of revenues has been derived from such licenses, please include appropriate disclosure under “Key Performance Measures” starting on page 194.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 178 of Amendment No. 1 in response to the Staff’s comment. As indicated in the revised disclosure, subscription license revenues have been immaterial to date and, accordingly, disclosure has not been added under the section captioned “Key Performance Measures.”

Intellectual Property, page 185

9.	Please revise here to disclose the type of intellectual property right protection applicable to Telemed IQ. In your revised disclosure, please clarify the source of protection for your “proprietary software,” explain why technology is “proprietary,” and disclose the duration of the underlying intellectual property protection.

Response: The Company respectfully advises the Staff that it has revised the risk factor disclosure starting on page 52 and the disclosure on page 186 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company has revised the disclosure on pages 21, 43, 54, 56, 177, 181, 193 and 196 of Amendment No. 1 to remove references to Telemed IQ as “proprietary” technology.

Tele-Physicians Practices, page 185

10.	Please file each administrative support services agreement discussed in this section or provide us with an analysis as to why those agreements are not not required to be filed. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has filed SOC Telemed’s form of administrative support services agreement with the Tele-Physicians Practices as Exhibit 10.10 to Amendment No. 1 in response to the Staff’s comment.

Results of Operations, page 197

11.	We note the variances in your loss from operations and net losses. Under separate captions, please expand your disclosure to explain to investors the reasons for the variances in your loss from operations and net losses for each period presented. Also disclose any known material trends affecting your loss from operations and net losses for the periods presented. We note, for example, your disclosure on page 40 that you expect your costs will increase substantially in the foreseeable future and your losses will continue as you expect to invest significant additional funds towards enhancing your services and platform, growing your business and operating as a public company and continue to invest in increasing your operations. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment. See pages 195, 200 and 202 of Amendment No. 1.

Mr. Jeffrey Gabor

September 23, 2020

Employment Agreements and Change in Control Arrangements, page 227

12.	Please file the employment agreement of each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has filed the employment agreement of each of SOC Telemed’s executive officers as an exhibit to Amendment No. 1 in response to the Staff’s comment. See Exhibits 10.11, 10.12, 10.13 and 10.14 of Amendment No. 1.

Specialists On Call, Inc. Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-33

13.	We note the disclosure on page 185. Please tell us how you concluded you should consolidate the Tele-Physician Practices. It appears that your conclusion may be based upon your power arising from your capacity as a decision maker. Please explain to us, in detail, your consideration of the guidance in ASC 810-10-55-37 to 37D and 55-38.

Response: The Company respectfully advises the Staff that SOC Telemed contracts with the Tele-Physicians Practices through the mechanism of administrative support services agreements. Under these agreements, SOC Telemed has agreed to serve as the sole and exclusive administrator of all non-clinical, day-to-day operations and business functions required for the operation of each Tele-Physicians Practice, including business support services, contracting support with customers and payers, accounting, billing and payables support, technology support, licensing exclusive telemedicine technologies, and working capital support to cover the expenses of each Tele-Physicians Practice. In exchange for providing these services, the applicable Tele-Physicians Practice has agreed not to engage any other third parties for such support for a period of time and pays SOC Telemed a monthly administrative fee of a fixed dollar amount multiplied by the average number of client facilities then under contract with the Tele-Physicians Practice, plus certain direct costs incurred by SOC Telemed on behalf of the Tele-Physicians Practice.

Under ASC 810-10-55-37, a fee paid to a decision maker or service provider is not a variable interest if all of the three conditions of that paragraph are met. ASC 810-10-55-37(a) is not met as the administrative fee is not an amount which is commensurate with the level of effort required to provide those services. Likewise, ASC 810-10-55-37(d) is not met as SOC Telemed has a multitude of non-customary rights, including a limited power of attorney to enter into customer contracts, and the Tele-Physicians Practices have a covenant not to compete against SOC Telemed. Further, SOC Telemed consent is required to enter into any indebtedness, sell Tele-Physicians Practices’ equity membership interests, and enter into any merger transaction without the consent of SOC Telemed. ASC 810-10-55-37(c) is met because SOC Telemed does not have other interests in the Tele-Physicians Practices. However, by not meeting criteria (a) and (d) noted above, SOC Telemed has a variable interest in the Tele-Physicians Practices. Under the administrative support services agreements, SOC Telemed has power to direct the activities that most significantly impact the economic performance of the Tele-Physicians Practices arising from its capacity as a decision maker. These activities include the non-clinical, day-to-day operations and business functions required for the administrative operation of each Tele-Physicians Practice, including business support services, contracting support, accounting, billing and payables support and technology support. In particular, SOC Telemed supports and directs the customer contracting and payer contracting function sustaining, among other things, the revenue of each Tele-Physicians Practice. The only activity of the Tele-Physicians Practices that SOC Telemed does not have the ability to control is the delivery of medical advice.

Mr. Jeffrey Gabor

September 23, 2020

SOC Telemed also has an obligation to absorb losses of the Tele-Physicians Practices and the right to receive the economic benefits derived from supporting the Tele-Physicians Practices through the fee charged, either of which could potentially be significant. As the fee is fixed per facility, it produces potentially significant volatility and economic results. For instance, if insufficient revenue is generated to pay the fixed fee, SOC Telemed would absorb losses that could potentially be significant to the VIE. As SOC Telemed has the ability to receive substantial economic benefits or absorb losses as well as the ability to direct the significant activities impacting the economic performance of the entities, it is the primary beneficiary of the Tele-Physicians Practices.

14.	We note the disclosure on pages F-11 and F-34 related to your consolidated VIE’s assets and liabilities. Please provide the disclosure required by ASC 810-10-45-25 on the face of the statement of financial position. This comment also applies to your interim financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and SOC Telemed has revised its presentation of the consolidated VIE’s assets and liabilities on the face of its statement of financial position for both the annual audited consolidated financial statements and interim unaudited condensed consolidated financial statements. See pages F-20 of the annual audited consolidated financial statements and F-2 of the interim unaudited condensed consolidated financial statements of SOC Telemed included in Amendment No. 1, in addition to the revised disclosure on pages 32 and 85 of Amendment No. 1.

15.	Tell us what consideration you gave to ASC 810-10-50-2AA, 50-3, and 50-5A in your disclosures, including qualitative information about the nature of the restrictions on assets, terms of arrangements, and your methodology for determining whether the company is the primary beneficiary of a VIE.

Response: The Company respectfully advises the Staff that SOC Telemed believes it has met the disclosure requirements of ASC 810-10-50-2AA, 50-3 and 50-5A by the revised disclosures contained in Note 5 to its annual audited consolidated financial statements starting on page F-33 and in Note 3 to its interim unaudited condensed consolidated financial statements on page F-11 included in Amendment No. 1 as follows:

ASC paragraph	Consideration given

810-10-50-2AA(a)

SOC Telemed discloses the significant judgements it made in consolidation of its VIEs via the disclosure in Note 5 to its annual audited consolidated financial statements and in Note 3 to its interim unaudited condensed consolidated financial statements in which it states that “Under the management services agreements, Specialists On Call, Inc. has the power and rights to direct all non-clinical activities of the professional corporations and funds and absorbs all losses of the VIEs. Therefore, each of the Tele-Physicians Practices are consolidated with Specialists On Call, Inc.”

Mr. Jeffrey Gabor

September 23, 2020

To supplement this disclosure, SOC Telemed has added the following disclosure in Note 5 to its annual audited consolidated financial statements and in Note 3 to its interim unaudited condensed consolidated financial statements:

“Specialists On Call, Inc. and the Tele-Physicians Practices have entered into a management services agreement with each other. Under these agreements, Specialists On Call, Inc. agrees to serve as the sole and exclusive administrator of all non-clinical, day-to-day operations and business functions required for the operation of each Tele-Physicians Practice, including business support services, contracting support with customers and payers, accounting, billing and payables support, technology support, licensing exclusive telemedicine technologies, and working capital support to cover the expenses of each Tele-Physicians Practice.”

810-10-50-2AA(b)	In Note 5 to its annual audited consolidated financial statements and in Note 3 to its interim unaudited condensed consolidated financial statements, SOC Telemed discloses “The assets of the consolidated VIEs may only be used to settle obligations of the consolidated VIEs, if any. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities.”

810-10-50-2AA(c)	SOC Telemed has also added disclosure to Note 5 to the annual audited consolidated financial statements and in Note 3 to the interim unaudited condensed consolidated financial statements about SOC Telemed’s involvement with the VIEs via expanded information on the administrative support services agreements (see 810-10-50-2AA(a) above).

810-10-50-2AA(d)	SOC Telemed has disclosed the following in Note 5 to its annual audited consolidated financial statements and in Note 3 to its interim unaudited condensed consolidated financial statements:

“Specialists On Call, Inc. and the Tele-Physicians Practices have entered into a management services agreement with each other. Under these agreements, Specialists On Call, Inc. agrees to serve as the sole and exclusive administrator of all non-clinical, day-to-day operations and business functions required for the operation of each Tele-Physicians Practice, including business support services, contracting support with customers and payers, accounting, billing and payables support, technology support, licensing exclusive telemedicine technologies, and working capital support to cover the expenses of each Tele-Physicians Practice.”

Mr. Jeffrey Gabor

September 23, 2020

810-10-50-3(bb)	As discussed in response to Comment 14, SOC Telemed has revised its presentation of the consolidated VIE’s assets and liabilities on the face of the statement of financial position for both the annual audited consolidated financial statements and interim unaudited condensed consolidated financial statements.

As noted under 810-10-50-2AA(b), the assets of the Tele-Physicians Practices may only be legally used to settle the obligations of the Tele-Physicians Practices as each Tele-Physicians Practice is a separate distinct legal entity. Their assets may not be used to settle obligations of SOC Telemed.

810-10-50-3(c)	The creditors of the Tele-Physicians Practices do not have recourse to the assets of the primary beneficiary, SOC Telemed.

810-10-50-3(d)	There are no terms, either explicit or implicit that could require SOC Telemed to provide financial support to the Tele-Physicians Practices, including events or circumstances that could expose SOC Telemed to a loss.

810-10-50-5A(a)	See the discussion above under 810-10-50-2AA(a) of the methodology for determining whether SOC Telemed is the primary beneficiary of the Tele-Physicians Practices.

As disclosed in in Note 5 to its annual audited consolidated financial statements and in Note 3 to its interim unaudited condensed consolidated financial statements, and has been further clarified in the updated note disclosure included in Amendment No. 1, the activities that are most significant to the operations of the VIE are all non-clinical, day-to-day operations and business functions required for the operation of each Tele-Physicians Practice, including business support services, contracting support with customers and payers, accounting, billing and payables support, technology support, licensing exclusive telemedicine technologies, and working capital support to cover the expenses of each Tele-Physicians Practices.

810-10-50-5A(b)	No facts or circumstances have changed such that the conclusion to consolidate a VIE has changed in the most recent financial statements.

SOC Telemed has added the following disclosure in Note 5 to its annual audited consolidated financial statements and in Note 3 to its interim unaudited condensed consolidated financial statements:

“Specialists On-Call, Inc. reassesses whether changes in the facts and circumstances regarding the Company’s involvement with a VIE could cause a change in its conclusions related to consolidation. Changes in consolidation status are applied prospectively.”

810-10-50-5A(c)	SOC Telemed has not provided financial or other support (explicitly or implicitly) during the periods presented to the Tele-Physicians Practices that it was not previously contractually required to provide and it does not intend to provide support.

Mr. Jeffrey Gabor

September 23, 2020

810-10-50-5A(d)	See the discussion above under 810-10-50-2AA(d) of the disclosures that have been added about qualitative information about SOC Telemed’s involvement with the Tele-Physicians Practices. In addition, for quantitative information, see the response to Comment 14 regarding the revision of SOC Telemed’s presentation of the consolidated VIE’s assets and liabilities on the face of the statement of financial position for both the annual audited consolidated financial statements and interim unaudited condensed consolidated financial statements.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Immanuel Kim, at ikim@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steven J. Shulman

Steven J. Shulman, Chief Executive Officer
Healthcare Merger Corp.

cc: Benjamin S. Reichel, Esq.